SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-18377

         (Check one):               o   Form 10-K and Form 10-KSB
                                    o   Form 20-F
                                    o   Form N-SAR
                                    o   Form 11-K
                                   |X|  Form 10-Q and Form 10-QSB

         For period ended:  March 31, 1997

         o        Transition Report on Form 10-K and 10-KSB
         o        Transition Report on Form 20-F
         o        Transition Report on Form 11-K
         o        Transition Report on Form 10-Q and Form 10-QSB
         o        Transition Report on Form N-SAR

         For the transition period ended

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION


         Full name of registrant:  Nona Morelli's II, Inc.

         Former name if applicable

         Address of principal executive office (Street and Number)

                             2 Park Plaza, Suite 470

         City, State and Zip Code:  Irvine, California  92614

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                                     PART II

                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         o     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X|   (b)  The subject annual report,  semi-annual  report,  transition report on Forms 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         o     (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

                                 Not applicable

                                     PART IV

                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

               Steven H. Dong           (714)          833-5381, ext.  21
               --------------        -----------       ------------------
                  (Name)             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        |X| Yes    |_| No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        |X|  Yes    o  No


                  The Registrant anticipates a smaller loss from operations for the fiscal quarter ended March 31, 1997 as compared to the same fiscal quarter last year.

                             Nona Morelli's II Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 1997                      By:  /s/  Fred G. Luke
                                             ----------------------------------
                                                  Fred G.  Luke,
                                                  Chief Executive Officer

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